PROPANC BIOPHARMA, INC.

302, 6 Butler Street

Camberwell, VIC, 3124 Australia

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Office of Life Sciences

Attn: Courtney Lindsay and Joseph McCann

Re:	Propanc Biopharma, Inc.
Registration Statement on Form S-1 Filed May 13, 2020 File No. 333-238240

Dear Mr. Lindsay and Mr. McCann:

By letter dated May 27, 2020, the staff (the “Staff,” “you” or “your”) of the U.S. Securities and Exchange Commission (the “Commission”) provided Propanc Biopharma, Inc. (the “Company,” “we,” “us” or “our”) with its comments to the Company’s Registration Statement on Form S-1 (File No. 333-238240) filed with the Commission on May 13, 2020 (the “Form S-1”). We are in receipt of your letter and set forth below are the Company’s responses to the Staff’s comments. For your convenience, the comments are listed below, followed by the Company’s responses. Changes will be reflected in Pre-Effective Amendment No. 1 to the Registration Statement (the “Amendment”), which the Company intends to file on or about the date hereof and will be marked to show all changes made since the initial filing of the Registration Statement.

1. Please revise your disclosure here, page 39, pages 66 through 67, and throughout your registration statement, to clarify whether this is a primary offering of newly issued shares or a secondary offering of outstanding shares registered on behalf of a selling stockholder.

Company Response: It is the Company’s understanding that this is a secondary offering of outstanding shares registered on behalf of a selling stockholder. Accordingly, the Amendment reflects clarification to the disclosure in the sections identified above. Please see our response to Question 2 below for the analysis underlying this position.

2. Given the nature of the offering and its size relative to the number of shares outstanding held by non-affiliates, it appears that the selling stockholder may be acting as a conduit for the company in an indirect primary offering. Please revise to identify the selling stockholder as an underwriter. Alternatively, provide an analysis of why you believe this is not an indirect primary offering, taking into consideration each of the factors identified in Securities Act Rules Compliance and Disclosure Interpretations 612.09, as well as any other factors you deem relevant. Please identity of the individual(s) with dispositive and voting control over the Ionic Ventures shares in this analysis and revise your disclosure as appropriate.

Company Response: We have reviewed the factors from the Securities Act Rules Compliance and Disclosure Interpretations 612.09 (“CD&I 612.09”), and other facts and factors related to the selling stockholder (“Selling Stockholder”) offering, in addition to the relevant sections of the Securities Act of 1933, as amended (the “Securities Act”). Rule 415(a)(1)(i) of the Securities Act provides that “securities may be registered for an offering to be made on a continuous or delayed basis in the future, provided, that the registration statement pertains only to securities which are to be offered or sold solely by or on behalf of persons other than the registrant, subsidiary of the registrant or a person of which the registrant is a subsidiary.”

Based on Rule 415(a)(1)(i) and CD&I 612.09, we believe that the registration of the shares on behalf of Selling Stockholder is not a transaction “by or on behalf of the issuer.” The Company will not receive any proceeds from the sale of these shares by the Selling Stockholder nor has the Selling Stockholder entered into an agreement with the Company for the Company to receive any of the proceeds from the sale of any shares. Thus, in light of the fact that the Selling Stockholder is not acting for the Company, and because the Form S-1 relates only to securities being offered or sold by persons other than the Company, the offering is appropriate under Rule 415(a)(1)(i).

Specifically applying the six factors set forth in CD&I 612.09, “(i) how long the Selling Stockholders have held the shares, (ii) the circumstances under which they received them, (iii) their relationship to the issuer, (iv) the amount of shares involved, (v) whether the sellers are in the business of underwriting securities, and finally, (vi) whether under all the circumstances it appears that the seller is acting as a conduit for the issuer,” we respectfully believe the Staff should conclude that the offering provided for in the Form S-1 with respect to the Selling Stockholder is appropriate under Rule 415(a)(1)(i).

How long the Selling Stockholder has held the shares.

The Selling Stockholder (“Ionic”) purchased the shares on March 30, 2020 pursuant to a Securities Purchase Agreement. As of the date of this letter, Ionic will have held the shares for over 60 days. The issuance was made in a bona fide private placement exempt from registration under Section 4(2) of the Securities Act. Ionic has been subject to the full economic and market risks of their entire investment since the date of the acquisition of the shares. In addition, Ionic acquired the shares with no assurance that the shares could be sold in a liquid market.

The circumstances under which they received them.

As described above, Ionic acquired the securities in bona fide private placement transactions pursuant to an exemption from registration under Section 4(2) of the Securities Act. In the Securities Purchase Agreement, the selling stockholder made customary investment and private placement representations to the Company, including it (i) was an “accredited investor” as defined in Rule 501(a) under the Securities Act, (ii) was acquiring the shares pursuant to an exemption from registration under the Securities Act solely for investment with no present intention to distribute any of the Shares to any person, (iii) will not sell or otherwise dispose of any of the shares, except in compliance with the registration requirements of the Securities Act and any other applicable securities laws or pursuant to an applicable exemption therefrom, (iv) had such knowledge and experience in financial and business matters and in investments of this type that such Selling Stockholder was capable of making an informed investment decision and has so evaluated the merits and risks of such investment and (v) was able to bear the economic risk of an investment in the shares and able to afford a complete loss of such investment.

The Company is neither aware of any evidence that would indicate that these representations were false nor aware of any evidence that the selling stockholder has any plan to act in concert to affect a distribution of the registration shares. In addition, the Company is not aware of any evidence that would indicate that a distribution would occur if the Form S-1 is declared effective.

Under the Commission’s rules, a “distribution” requires special selling efforts. Rule 100(b) of Regulation M defines a “distribution” as “an offering of securities, whether or not subject to registration under the Securities Act, that is distinguished from ordinary trading transactions by the magnitude of the offering and the presence of special selling efforts and selling methods.” The Company is not aware of any evidence that would indicate that any special selling efforts or selling methods (such as road shows or other actions to condition the market for the Company’s common stock) by or on behalf of Ionic have or will take place if the Form S-1 is declared effective.

The Securities Purchase Agreement contains provisions that are relevant to Ionic’s intent to resell the shares. Ionic, as selling stockholder, delivered representations and warranties in the Securities Purchase Agreement that (i) it was acquiring the shares as principal for its own account and not with a view to or for distributing or reselling the shares in violation of the Securities Act or any applicable state securities laws, (ii) it had no arrangement or understanding, directly or indirectly, with any persons to resell or distribute or regarding the distribution of such shares and (iii) it acquired the shares in the ordinary course of its business. The Company is neither aware of any evidence that would indicate that these representations were false nor aware of any evidence that the selling stockholders had any plan to act in concert with a third party to effect a distribution of the shares. In addition, the Company is not aware of any evidence that would indicate that a distribution would occur if the Form S-1 is declared effective.

These circumstances are quite distinct from those involving a primary offering by or on behalf of the Company.

Their relationship to the issuer.

Ionic is not an officer, director, affiliate or 5% shareholder of the issuer.

The amount of shares involved.

The number of shares being registered pursuant to the Form S-1 is 150,000,000, which represents approximately 97.78% of all of the outstanding ordinary shares.

Regardless of percentage, it is important to note that the amount of shares being registered is only one factor cited in CD&I 612.09, and is not controlling. For example, Securities Act Rules Compliance and Disclosure Interpretations 216.14 states regarding the use of Form S-3 to affect a secondary offering:

“Secondary sales by affiliates may be made under General Instruction I.B.3 to Form S-3, even in cases where the affiliate owns more than 50% of the issuer’s securities, unless the facts and circumstances indicate that the affiliate is acting as an underwriter or by or on behalf of the issuer.”

These interpretive positions make clear that a holder of shares that are well in excess of one-third of the public float can effect a valid secondary offering of its shares unless other facts – beyond the mere level of ownership – indicate that the affiliate is acting as a conduit for the issuer. Here, no other facts exist to suggest that Ionic is acting as a conduit for the issuer. Additionally, the provisions of the Securities Purchase Agreement, and of securities issued pursuant thereto, preclude the Company from issuing to Ionic shares that would result in Ionic holding in excess of 5%. As such, the circumstances support the view that the selling stockholder can affect a valid secondary offering regardless of the percentage of the currently outstanding common stock the secondary offering represents.

Whether the seller is in the business of underwriting securities.

Ionic is private investment fund. We have been advised that it is neither a broker-dealer nor an affiliate of a broker-dealer. To our knowledge, Ionic is not in the business of underwriting securities.

Whether under all the circumstances it appears that the seller is acting as a conduit for the issuer.

Based on the aforementioned facts, Ionic is not acting as a conduit or pass-through for the Company. Ionic personally bears the economic risks and rewards of being a shareholder and will continue to do so until a time when they sell their securities. The Company does not benefit from or suffer when or if these Ionic sells their shares. Since the time of purchase, Ionic has borne the full economic risk of ownership of their shares, and likely will continue to do so for a significant period of time given the historically low trading volume and price volatility of our common stock.

We believe the registration of the securities on behalf of Ionic to be a secondary offering due to the aforementioned reasons and, accordingly, we can rely on Rule 415(A)(1)(i) for the offering of shares on behalf of Ionic after the effective date of the registration statement.

3. Please update your financial statements and related disclosures for the quarter ended March 31, 2020.

Company Response: The Amendment reflects such updated financial statements and disclosures.

Thank you for your assistance in reviewing this filing. Please feel free to contact me at 61 03 9882 6723.

Very Truly Yours,

/s/ James Nathanielsz
James Nathanielsz
Chief Executive Officer
Propanc Biopharma, Inc.
302, 6 Butler Street
Camberwell, VIC, 3124 Australia